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FORM 12b-25	SEC FILE NUMBER
333-177500

CUSIP NUMBER
NOTIFICATION OF LATE FILING	411413107

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2013

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Symbid Corp.
Full Name of Registrant

Former Name if Applicable

Marconistraat 16, 3029 AK
Address of Principal Executive Office (Street and Number)

Rotterdam, The Netherlands
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is unable to file its Quarterly Report on Form 10-K for the year ended December 31, 2013 (the “Report”) by the prescribed date of March 31, 2014, without unreasonable effort or expense, because the Registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Adam S. Gottbetter	(212)	400-6900
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Form 10-K for the year ended December 31, 2013 will contain results of operations that reflect a significant change from the year ended December 31, 2012, due to a substantial increase in net loss for the year ended December 31, 2013 as compared to the same period in 2012. The increase in net loss was primarily due to a substantial increase in the Company’s selling, general and administrative expenses as a result of the Share Exchange and the related PPO.  The exact impact will not be known until the Company’s financial statements for the year ended December 31, 2013 are completed.

Symbid Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2014		By:	/s/ Maarten van der Sanden
Name: Maarten van der Sanden
Title: Chief Financial Officer